Filed by Northgate Mineral Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Aurizon Mines Ltd.
Commission File Number: 000-22672
Date: June 7, 2006

Important Information

Certain information included herein, including any information as to Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements". The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Northgate cautions the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate's estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: sensitivity to metal prices, foreign exchange rates and interest rates, sufficiency of cash flows, cash costs of gold production, uncertainty of ore reserves and mineral resources, reserve estimates, mining risks and insurance, title matters, income tax, costs of exploration and development programs, laws and regulations and competition, scarcity of mineral lands and litigation, as well as those factors discussed in greater detail in Northgate's current Form 40-F/Annual Information Form ("Northgate's AIF") on file with the Canadian provincial securities regulatory authorities and US Securities and Exchange Commission. Material factors or assumptions that were applied in drawing a conclusion or making estimates set out in forward-looking statements herein, include Northgate's 2005 reserve and resource price and foreign exchange rate assumptions described in Northgate's AIF; the gold price, operating cost and foreign exchange rate assumptions contained in Aurizon's 43-101 Technical Report on Casa Berardi; prices for copper of US$2.60 per pound in 2006 and US$1.75 per pound in 2007; Canadian$/US$ foreign exchange rates of 1.12 in 2006 and 1.18 in 2007; and a gold price of US$600 per ounce in 2006. Northgate cautions that this list of factors is not exhaustive. The following factors, among others, related to the business combination of Northgate and Aurizon could cause actual results to differ materially from the forward-looking statements: the Northgate Common Shares issued in connection with the offer may have a market value lower than expected; the businesses of Northgate and Aurizon may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Northgate and Aurizon transaction may not be fully realized or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Northgate and the combination of Northgate and Aurizon. Additional factors are noted elsewhere in the offer and take-over bid circular dated June 1, 2006 and in documents incorporated by reference therein. Northgate disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Important Information

This presentation does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Aurizon. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Northgate has filed an offer and take-over bid circular with Canadian provincial securities regulators. Northgate has also filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement both of which include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction referred to in the foregoing information, because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Northgate with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, on Northgate's website or by directing a request to Northgate.

United States investors are advised that while the terms "measured", "indicated" and "inferred" resources are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Northgate Minerals Corporation

Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000 ounce per year Kemess South Mine in north-central British Columbia, the adjacent Kemess North deposit with reserves of 4.1 million ounces of gold and 1.5 billion pounds of copper and the Young-Davidson project in Northern Ontario with resources of 1.5 million ounces of gold.

Northgate is a mid-tier gold producer with a proven operating record

Agenda
Overview of Northgate Kemess South Northgate Development Projects Strategy for Growth Acquisition of Aurizon Transaction Details Snapshot of New Northgate Northgate/Aurizon Advantage Questions

Overview of Northgate

Corporate Vision

To become a multi-mine gold mining company dedicated to creating value through operational excellence and responsible stewardship of shareholders'capital

Recent Trading Data
	TSX	AMEX
	(C$)	(US$)
Share Price(1)	$4.24	$3.82
Basic Shares Outstanding(2) (mm)	214.8	-
Market Capitalization (mm)	$910.8	$820.5
Warrants Outstanding (mm)	38	-
Daily Share Volume(3) (mm)	1.84	4.08
(1)	Closing share price on May 30, 2006.
(2)	Based on Q1 2006 financial statements and does not include the potential exercise of options
(3)	May 30, 2006 year-to-date average daily volume

Northgate shares are highly liquid, trading significant volumes on both the TSX and AMEX

Cash Flow From Operations (Q1 2006)

Operating Cash Flow (US$ mm)
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
($5)
Gammon Lake
Eldorado
Aurizon
Golden Star
Yamana
Bema
Cambior
IAMGOLD
Centerra
Meridian
Agnico-Eagle
Glamis Gold
Northgate

Note: Operating cash flow based on company Q1 2006 financial statements, before changes to working capital, using an exchange rate of 0.8568 US$/C$

9

Among Canadian mid-tier gold producers, Northgate was #1 in operating cash flow in Q1 2006

Kemess South

  Purchased out of receivership in 2000

  Management has made steady operational improvements:

    Mill throughput increased from 38,000 tpd to 51,000 tpd

    Tonnes per man shift mined increased from less than 400 to over 800

    Recoveries improved by 7-8% for both gold and copper

  Kemess South is now one of the lowest cost gold mines in the sector with estimated cash costs net of copper byproduct creditsof US$104/oz in 2007(1)

  Average annual production of 300,000 oz of gold and 75mm lbs copper through the end of production in 2009

(1) Assumes a copper price of US$1.75/lb

Northgate currently has cash costs in the lowest quartile of mid-tier gold producers

Northgate Development Projects - Young-Davidson
  100% owned, located in Northern Ontario
  Open Pit Measured & Indicated Resources of 463,960 oz of gold and Inferred 14,170 oz of gold
  Underground Inferred Resources of 1,018,660 oz of gold
  Potential 170,000oz/year production by the end of 2009
    Excellent infrastructure and community history of mining
    Production history minimizes mining and metallurgical risk
  Recent drill program success has resulted in an accelerated development timetable

Long life potential in an established Canadian mining camp

Northgate Development Projects - Young-Davidson
Hole ID	Core length		Gold
	Feet	Metres	g/tonne	oz/ton
YD06-01	146.0	44.5	2.55	0.074
YD06-01A	25.0	7.6	8.38	0.244
	104.0	31.7	5.65	0.165
including	40.0	12.2	10.35	0.302
YD06-01B	218.5	66.6	8.92	0.260
including	32.5	9.9	33.49	0.977
and	20.0	6.1	16.45	0.480
YD06-09	102.7	31.3	4.49	0.131
including	52.0	15.8	8.28	0.242

Recent drill results at Young-Davidson have been significant

2000 E
3000 E
4000 E
5000 E
6000 E
7000 E
8000 L
7000 L
6000 L
5000 L
4000 L
3000 L
No. 1 Shaft
No. 3 Shaft
YD06-07
Upper Boundary Zone
YD06-14
Assays Pending
YD06-12
Assays Pending
YD06-06
YD06-03
YD06-11
Lucky Zone
Lower YD Zone
YD06-13
Assays Pending
In Progress
Exploration Area
YD06-02
YD06-01
Lower Boundary Zone
Long Section
Looking North
Mined Out Areas
Inferred Resources
Exploration Area
Pierce Point 2006
Diabase
Syenite
Mafic Flow

13

Recent drilling results confirm the outstanding exploration potential below currently identified resources at Young-Davidson

Northgate Development Projects - Young-Davidson

Young-Davidson Conceptual Mine Development Parameters
Development Costs: US $40 Million (Exploration/Feasibility/Permitting)

Capital Cost:	US $120 million	Mill Throughput:	4,000 mt/day

Ore Grade	4 g/mt	Gold Recovery	90%

Annual Production	170,000 ounces	Cash Cost:	US$275-300/ounce

Mine Life:	10 years

Notes:

*   Based on doubling currently defined underground resources to 2 million ounces at the same grade and Can$/US$ exchange rate of 1.15.
** Excludes development of open pit resources known to exist

Young-Davidson is an attractive development project

Northgate Development Projects - Kemess North
  100% owned, located adjacent to the Kemess South mine in north-central British Columbia
  Proven & Probable reserves of 4.1 million ounces of gold and 1.4billion lbs of copper
  Average annual LOM production of 210,000 oz of gold and 105MM lbs of copper
  Project has robust economics at current gold and copper prices
  Satellite deposits provide exploration potential
  EIA Panel report expected by end of 2006
  Production decision expected in early 2007

A robust project which is currently in the permitting stage

Strategy for Growth
  Acquisition of one or more operating gold mines or late-stage development projects
    Acquire gold operations / projects with +/- 100,000 oz/year production and relatively small capital requirements
    We will search for underperforming gold or gold/copper mines where our operating skills could add value
    Properties with regional exploration potential in politically stable jurisdictions are priorities
  Extension of mine-life within the Kemess camp through the development of Kemess North or other deposits
  Development of Young-Davidson
  Exploration joint ventures with junior partners in the Americas

Growth through acquisition, development and exploration

Acquisition of Aurizon

Transaction Summary
  Northgate's offer is for 100% of the common shares of Aurizon
  0.741 of a Northgate share per Aurizon common share
  Implied value of C$3.00/share based on closing price on the TSX on May 19, 2006 represents a 30.5% premium
  Tax-free rollover; available for eligible Canadian shareholders and potentially for US shareholders
  Offer open for acceptance until July 7, 2006
  Minimum 75% tender condition

Northgate is making a premium offer to all Aurizon shareholders

Transaction Timeline
  Premium bid announced May 23, 2006
  Circular was mailed to Aurizon shareholders on June 1, 2006
  The offer is open for acceptance until July 7, 2006

Expect to substantially conclude the transaction by early July

Transaction Highlights
  Creates significant value for shareholders of both companies
    New Northgate solidly entrenched as a leading mid-tier gold producer
    Amongst the lowest cash costs within peer group
    Robust cash flow and new production growth
  Financial strength and operating expertise of combined company will assist in the efficient startup of Casa Berardi and rapid development of Young-Davidson
  Combination results in the creation of a half-million ounce gold producer, providing a springboard for future acquisitions and growth

Creates a leading mid-tier gold producer with substantial free cash flow

Value Creation for Aurizon Shareholders
  Offer represents:
    30.5% premium to the TSX closing price on May 19, 2006
    30.5% premium based on the volume weighted average closing prices of Northgate and Aurizon on the TSX for the 10 days ending May 19, 2006
  Aurizon shareholders will benefit from the financial strength of Northgate
    At the end of Q1, Northgate had a cash balance of US$63 million
    In Q1, 2006 Northgate's operating cash flow was US$43.5 million
    Northgate expects to generate US$160 million in operating cash flow(1) for 2006
  Northgate management's extensive operational experience will enhance operational management of Casa Berardi

(1) Assuming gold US$600 / oz, silver US$12 / oz, copper US$2.60 / lb and C$/US$ 1.12

Significant premium paid in shares of a financially robust gold producer with a proven track record

Value Creation for Aurizon Shareholders
  Advantage of scale
    Multi-asset company reduces business risk with no change in geographical risk
    Platform for future growth through additional acquisitions
    Improved liquidity and access to capital
  Exposure to Northgate's promising exploration and development projects
  Possible re-rating of New Northgate could provide a valuation bump for all shareholders

New Northgate will create value through its diverse asset portfolio and experienced management team

New Northgate
A Canadian Company with Canadian Assets

Kemess North
Kemess South
Casa Berardi
Young-Davidson Property
Northgate
Aurizon

Casa Berardi is complementary to Northgate's existing assets

23

Casa Berardi is complementary to Northgate's existing assets

Pro Forma Capitalization
New
(US$ millions)	Northgate	Aurizon	Northgate

Shares Outstanding (basic)(1)	214.8	145.1	322.3
Share Price(2)	C$4.05	C$2.30	C$4.05
Market Capitalization	C$869.8	C$333.8	C$1,305.3
Net Cash / (Debt) -March 31, 2006	US$52.7(3)	US$17.6(4)	US$70.2

(1)	Based on Q1 2006 financial statements and does not include any transaction costs or the potential exercise of options
(2)	Closing share price on the TSX on May 19, 2006
(3)	Includes capital lease obligations
(4)	ARZ cash converted using US$/C$ 0.8568 - March 31, 2006 Bank of Canada Noon Closing Rate

New Northgate will be a US$1 billion+ company with net cash of US$70 million

Pro Forma Total Resources[1]

35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
(mm oz)
2.8
5.8
6.4
10.0
10.9
12.3
12.8
13.0
13.0
15.4
16.9
23.8
26.4
31.1
Aurizon
Gammon Lake
Meridian Gold
Northgate
Golden Star
Eldorado Gold
New Northgate
Centerra
Cambior
IAMGOLD
Agnico-Eagle
Yamana Gold
Glamis
Bema

Note: Resource estimates based on recent company press releases and presentations, or research analyst estimates where otherwise unavailable
(1) Inclusive of reserves

25

New Northgate will have the scale to exploit additional growth opportunities

Pro Forma Gold Production (2007E)

Production (k oz)
800
700
600
500
400
300
200
100
0
186
201
260
294
350
380
410
480
500
532
570
700
710
787
Aurizon
Gammon Lake
Agnico-Eagle
Northgate
Meridian Gold
Bema
Eldorado Gold
New Northgate
Golden Star
Cambior
IAMGOLD
Yamana Gold
Glamis
Centerra

Note: Production estimates based on recent company press releases and presentations, or research analyst estimates where otherwise unavailable

26

New Northgate will be a half-million ounce mid-tier gold producer

Pro Forma Cash Cost Profile (2007E)

US$/oz
$350
$300
$250
$200
$150
$100
$50
$0
-$50
-$100
-$150
-$200
-$250
$335
$298
$295
$294
$225
$198
$166
$157
$155
$141
$120
$104
($139)
($198)
Golden Star
Cambior
IAMGOLD
Centerra
Eldorado
Aurizon
Gammon Lake
Bema
Glamis
New Northgate
Yamana
Northgate
Meridian
Agnico-Eagle

Note: Cash costs net of byproduct credits based on recent company press releases and presentations, or analyst estimates where otherwise unavailable

27

New Northgate will be one of the lowest cost mid-tier gold producers

New Northgate Development Timeline

2006
2007
2008
2009
2010
Casa Berardi
Kemess North
Young-Davidson
Feasibility/Permitting
Construction
Production
Exploration

Accelerated development program of low cash cost asset base

28

Accelerated development program of low cash cost asset base

Northgate / Aurizon Advantage
  Canadian based company with Canadian based assets
  Highly liquid with a market capitalization in excess of US$1 billion
  Well capitalized, low cost, mid-tier gold producer
  Segment leading cash flow generation
  Pipeline of complementary development projects
  Cash flow from operations is sufficient to cover future capital spending needs
  Management has a demonstrated track record of success
  Well positioned to be a consolidator in the mid-tier gold producer segment

A compelling strategic combination for both Northgate and Aurizon

Northgate Minerals Corporation
San Francisco Gold Forum - June 6, 2006

Moderator:	Our next speaker is Ken Stowe from Northgate Minerals. Ken's the CEO of the company and if you don't want to take your seats, at least please be quiet. Thank you. Ken?

Ken Stowe:

Thanks Bob. Most of these microphones are too low for me. Let me see if I can get it. Good afternoon and we've got a couple of these slides. I guess my lawyers are better than most of the other lawyers. So if we have two of these, and please feel free to read through this and obviously I'm going to make some forward-looking statements and there's lots of risks and assumptions in the mining business.

Northgate is a gold and copper mine -- I can now say the word copper since it's a pretty hot commodity and five years ago you would never mention the word copper. How times change. We produce 300,000 ounces of gold a year at the Kemess South Mine in British Columbia and we also have a significant amount of reserves and resources in the Kemess North deposit and in the Young-Davidson project we just acquired at the end of last year.

My presentation today will be in two parts. One, I'll give an overview of the old Northgate and the second part will be, hopefully, a review of the new Northgate which will be when we can hopefully complete our unsolicited offer for Aurizon Mines which we announced a couple of weeks ago.

Our goal, and we stated in clearly for the past couple of years, is the multi-mine gold mining company and we truly have been dedicated to creating value through operational excellence. You haven't heard those words said a lot here. We're not saying we're doing it through exploration excellence although we've had a lot of exploration success in the company in the last few years. And we definitely, we've paid off our project debt and fixed up our balance sheet in the last two or three years due to money we've earned and not through issuing equity in order to put it on the balance sheet. We trade in Toronto and on AMEX. Actually, we trade now two to three times the volume in the US that we trade in Toronto. We have a very good liquidity. We typically can trade easily 10 million shares a day. And our market caps around $900 million, Canadian.

This is a very interesting slide, if you put it up, it's quite dramatic. In the first quarter of this year we were the highest cash-flow generator of the Canadian mid-tier, and all the big names are on there. This is excluding the Barricks and companies like that--but below that. So we are the ones generating the money. And that's through a combination in of our excellent production and also, obviously the metal prices; both gold and copper. We acquired our foundation asset, cornerstone asset, Kemess South in 2000 at the bottom of the market and in the dark days of the industry. We got it from receivership at $0.35 on the dollar and we have made this thing work. We've, in all measurements both in mining and metallurgical, have created a lot of value here, as we said in our vision statement.

1

We have one of the lowest cost gold mines in the world. In the first quarter it was $27.00 an ounce. The cash cost was gold. Probably in the second quarter and for the rest of year, we might, if copper stays as it is, we'll probably be a negative cash cost meaning our copper revenue will be higher than our gold revenue. And through middle of 2009, Kemess South would produce an average of 300,000 ounces of gold and about 75 million pounds of copper. We do have probably about 15 million tons of resource that right now we're not counting in the mine life, and if copper was to stay where it is now, we would probably mine that the end.

There's no doubt, depending on whatever copper price we're going to have, we're going to be a very low cost producer through the remaining life at Kemess South which will generate significant amounts of cash which we can now, since we've fixed up our balance sheet and have cash on the balance sheet, we can actually look at acquisitions which we've been doing. The first one we acquired last year when our share price was still in the doldrums. We did this deal at $1.40 a share and today we're probably around $4.00 a share, and have been as high as $5.00. We did a deal to acquire a small, I guess 'under the radar screen' asset and close to Kirkland Lake. And you've heard Kirkland Lake and Timmins referred to here in a few of the presentations today. This is one of the best gold mining areas in North America. This is a former, two mines producer here for 20 years; in the 30's through the 50's, and the last 50 years of it -- really very little attention put to them.

We acquired a million and half resource ounces and when we looked at this, we knew we were looking at an underground mine. There's about a half million ounces in an open pit, but we thought that was more to the side. We knew that if we were going to really make this into something, we had to go below the known resources that had been identified. It's in a very good mining jurisdiction though. With the long history of 28 years of production, we know we can do very cheap bulk underground mining here. The former production back in those 20 years was exactly the same grade as in the resource; four grams per ton, which is a very low grade for an underground but these people made money when gold was $30.00 an ounce even back in the 30's and 40's with the technology they had at the time. So you're able here to apply some pretty cheap operating costs, especially when you have a top-notch operator, as we are.

Right away, we got drilling and applying some of our financial capability now. What this project lacked was somebody with the money that could actually start putting deeper drill holes in and we've had initial success and we just announced a couple weeks ago, or a week ago, our hole 1B, which is a wedge off the first hole, which had 200 feet of almost 9 grams per ton and we've started to see some very high-grade (much higher than historical average) which is what we were looking for when we acquired the property.

2

This is a section through the--where the two mines that were the two former producers were side by side; a kilometer or two apart. One shaft here, one here. They mine some mineral here. Some gold in this area, which is a different rock type than what we're looking at here. There's four large areas of bulk mining potential in the present inferred resource. This is 1,000, 2,000, 3,000 feet. There were no drill holes below any of those areas. So our first target was go down underneath this one and this is where we've already started to hit some very significant grades. Lots of visible gold, we're starting to see. We had one assay of 10 ounce per ton and this is very nice to see and that's sort of what we're looking for. There's no reason why this mineralization doesn't go to depth and at the time when they put the shaft down, it would have been a deep mine but that's now not a deep mine, it's a very shallow underground mine. So we could easily be down here. There's excellent ground conditions.

Basically, on the property, you've had a million ounces for every thousand feet. So our objective when we bought it is to go down to 5,000 feet and see if there's five million ounces there. And we have no reason yet to say that's not the case. Doesn't also mean there's not more gold off this side of the page or elsewhere on the very large land packages. It hasn't had much exploration done to do it in 50 years. So we think this is a mine waiting to happen and we've put it on the fast track. We're actually, we've already got approval from our board to go underground and we hope within a few months, to be sinking a ramp, putting a ramp down and also de-watering this shaft right here, which is full of water and was actually being de-watered in the 90's before gold went back down.

This is what we see for the mine if the grade doesn't change from the foreground, which is in the resource and the historical mining grade. At 4,000 tons a day, this would be 170,000 ounce producer per year at a cash cost somewhat below $300.00 an ounce. If that grade goes up, which we hope to be seeing, this could be a much larger production at a lower cash cost. What we also show here, and most people won't show you, we expect to spend about $40 million dollars to make that decision. So that will be our sunk costs before we actually go to build it for $120 million. It's unusual in this industry; they don't tell you how much money to spend until they get to spend the big amount of bucks. So we would expect to have a mine here for $160 million dollars.

3

The other project is a very large project, which is a few kilometers away from our existing mine. We have all the infrastructure, which replacement cost is probably in the order of a billion dollars. It is very usable if we can find another deposit to mine. We found that in the, basically in 2001, 2002. We did a feasibility study in 2004, and we have a very large reserve, 4 million ounces of gold and 1.4 billion pounds of copper. It's a robust project at today's metal prices and easily financable. And the only reason why it has a chance to be a mine is because we have all our infrastructure basically sitting there and can be used. The grade is lower than our existing operation, but what we would do is double the size of the mill and it has a very low stripping ratio. And the economics will work. We can maintain our margin in almost the same percentage as we have at Kemess South by expanding. We basically consider the Kemess to be, it's like a large manufacturing plant and we're trying to maintain our margin, control our cost and then we have the value of what we're selling. We have been going through an agonizing permitting process. We expect there's going to be some movement in the next, if not this week, within a week or two on the panel hearings we require, the public hearings, to then move along in the permitting process. And this will be a significant milestone if it does occur, we can expect in the very, very, near, near future. We've told them that we want to be able -it makes sense to be integrated into Kemess South, we need to be starting at Kemess North by the summer of 2007 so that we can have it up and running before Kemess South would be out of ore. That's assuming that copper is not $3 a pound or gold is not a very high number, which we could get a bit more life to Kemess South. But otherwise, if we shut down for a year in between, a lot of our work force would leave. There is no reason for them to stay. And you're going to have a hard time putting the team back together that is operating this mine so efficiently. That's one of the basis of which it works. We've also told our shareholders for the past year and a half what our strategy for growth is. And we were working on this strategy and evaluating opportunities even when we knew we couldn't do much because of our low share price. We basically traded on a cash flow and on a multiple. And early last year we had a low grade going through our pit. Our cash flow fell off. Our share price went from $3 down to $1.20 at the lowest. It was a great buying opportunity because our cash flow was going to be coming up. We've met our operating targets five years in a row. So why people wouldn't see the year out, that we're going to be producing record amounts -- and this year will be a record production of gold and copper from the mine right at the highest metal prices. So our share price has run up based on the high metal prices and our record production. Also some of the drilling results we're getting at Young-Davidson. So there is a reason why our share price is $4 today rather than $1.30, and it's very fundamental. Our price to cash flow multiple is still the lowest in the industry. We've been looking around at opportunities, I'd say basically below 200,000 ounces a year of gold production. We've said we want to be a gold mining company. We're not afraid to take on under-performing assets. And now we can say undercapitalized assets because we have the balance sheet and the cash flow coming out of Kemess South to be able to address any issues financially, also. And you obviously want to look around Kemess because we have all of this valuable infrastructure and see how we can lever that into either something at Kemess North or elsewhere. I mean my mining fleet can go a lot of places in the world to start mining. It's very modern and large scale.

4

Now moving onto the second part, which is our unsolicited offer for Aurizon Mines. And basically two weeks ago on May 23rd, we announced that we were prepared to offer 0.741 of our shares for each Aurizon share. It's a premium of 30-½ percent. And we didn't try to go in and low-ball this. We went in with a full and fair offer to start with. And hopefully this will be concluded sometime in July. We mailed our circular to the Aurizon shareholders last Thursday and this means it's open for 35 days and if their shareholders right's plan is waived in that time, and if we get tendering of 75%, the deal can be finished. Obviously we have some, some legal gymnastics that will be carried on in the meantime until we get there, but this should be over and done with in a couple of months hopefully. We think this is a strategic deal for both companies. That is why we approached them initially in October and November of last year. We thought it made sense strategically. The new Northgate will be basically a half a million ounce a year producer right away. It fills our short-term gap, most people assuming that Kemess South is going away in 2009 and what's next. It would solve that. It allows us then, we're bringing along some development projects that can add production after that now with Young-Davidson and as we have always had with Kemess North. We have amongst the lowest cash cost in the industry. And obviously we're going to have very robust cash flow, which allows us to finance the projects that we are attempting without having to go to the market. And I think both financial strength and also the operating expertise we bring along will make a very, very strong company. It's going to help the Casa Berardi operation, which Aurizon is trying to put into production by the end of this year. And starting up any operation there are risks associated with it and I think having a good operating background would help --would minimize that risk. But also financial power that we're bringing along would help that case. We also see some synergies people-wise between the Casa Berardi operation and our Young-Davidson project, which is a few hours drive away. Basically one is in Quebec and the other is just across the boarder in Ontario. So we see some people synergy between the two operations.

There's a lot of good points, I think, about our offer for Aurizon shareholders. One, we're giving them a very significant cash premium -- a premium of 30-½ percent. We're a very liquid company, which is also very important. They're not that liquid, so we're giving them liquidity to come in and out of the stock. We obviously have a strong balance sheet. We had at the end of the first quarter, 63 million US on the balance sheet and a lot more coming for the rest of this year. We expect at $2.60 copper this year and $600 gold; we'll have $160 million of cash flow. And we also have some warrants if you look at our structure. We have 38 million warrants going to be exercised, probably at the end of this year, to bring in another hundred million dollars. As opposed to some of the other companies enforcing early conversion of the warrants we hadn't felt the need to do it because we're making lots of cash anyways. So we don't feel panicked that we need to get the cash now because we won't necessarily get it in December. What we also bring is our operating expertise. And I think that's recognized around the industry about what we've done at Kemess and I think we can bring to other mines also. We also bring now the advantage of scale and that's going to be, having more than one operating asset -- is valuable to investors and also the company. If you're having some hiccups in one, the other can carry the load. I think also importantly we're definitely poised for future acquisitions. So we see this as a growth vehicle where we can tack on something else, and we have been doing our homework so we have a short list of things that we're also considering down the way. So we don't necessarily plan to stop if we are successful with this one. What we also bring along aside from Kemess South, which is generating all of the cash flow; we also have a couple of very exciting exploration projects that are referred to Kemess North and Young-Davidson. So we are bringing some new assets which right now Aurizon only has that one asset at Casa Berardi. We would fully expect if we do, if we are able to complete this deal, that we would get a re-rating of our stock. We basically trade below the multiple of the rest of the industry, and significantly below. So becoming more of a pure gold company and with the size we should get a bump in our share price for all the shareholders.

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Just a map showing where the assets are. You can see the close proximity of the two potential underground mines here, the Casa Berardi and Young-Davidson and then Kemess South and Kemess North. Just a pro-forma capitalization, we'll be over a billion-dollar company with lots of cash to pursue our development profile.

Just a view of where we would fit, we would basically fit in the middle of mid-tier on resources on our gold production, around a half a million ounces next year. Our cash cost would be towards the lower and I think that's taking copper at $1.75. I think the projects also would fit together very well and it's important to be able to execute them. We would be acquiring; Young-Davidson we acquired it to build a mine as rapidly as we could. So Casa Berardi should be running by the end of 2006. Kemess North if we got our permit in 2007, it would take us 18 months. We could be generating all the money to build it, have it running by the end of 2008. Young-Davidson we hope to make our decision because we really accelerated on the exploration side by 2008. Once again, by the end of 2009 we can have it running. So we could be actually building consecutively. So they fit together very well from a project standpoint.

Just to summarize before I open it for a couple of questions. The real advantage to this deal, it's a Canadian based company with Canadian based assets. In today's instability around the world is a very important feature. We're very liquid, with a significant market cap. It will be very well capitalized as a mid-tier gold producer. Second leading cash flow generator. I think we got a true pipeline on the projects coming in so we would change from what people are looking at us as a 'one trick pony'. We wouldn't be a one trick pony in the future. Importantly for investors and shareholders, we've been generating enough cash flow to build the projects so we're not going to have to be continually going to the market to raise more money. We have an outstanding track record of success. If I was betting on management I think we're one of the people that people should be betting on. I think we're well positioned now with the cash that's coming because of the gold and copper prices to start acquiring things and solvate the industry. In meeting many investors, they think this is badly needed in the industry. So we've positioned ourselves to start doing that. With that I've got time for a question or two. Over there on the right?

Unknown:	(Inaudible) on time what would be your (inaudible).

Ken:

Definitely not 100 percent. You can put whatever percentage. I wouldn't be pursuing it if I didn't think; I think it's justified environmentally what we're proposing to do. We have an outstanding track record. There is no reason we can't do it but I would never predict regulators and as we are finding out from many projects they take longer. We've had our two-year delay and we've told them that we can't take any more delay. So if they're going to tell us no, tell us sooner rather than later.

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Unknown:	What's standing in your way?

Ken:

It's been the federal government and their inability to conduct a process we think in a timely fashion so far and we're trying to bring their attention to the fact that it's important in Canada in particular that you do things in a timely fashion. So we're still waiting to have the public hearings, which are an integral part of it and to say just get on with it. We're prepared to have the public hearings. There's been no new issues. The project from the beginning has been the same issues. Yes?

Unknown:	You mentioned (inaudible).

Ken:

Well there has never been a deal done where the shareholders rights plan hasn't went away either because the Board of Directors removed it or the courts or the Securities Commission removed it. There has never been a case because it is a very effective poison pill and you can't do a deal as long as it exists. In all cases it disappears. It's a question of what time it disappears. And all it is there for is to give you time to do the deals. It's a question of when it disappears. Yes?

Unknown:	(Inaudible).

Ken:

I'm not really going to do that. Obviously we've got our own; This is unsolicited bid so there is other people out there and they're going to be doing their numbers just like we have. If we didn't think it was going to be accretive to our shareholders; obviously in the short term it can't be accretive to our cash flow because we have the best cash flow generating mine in the industry. So in the short term it is but we're buying it for strategic reasons for the medium to long-term and we think that's where the value comes in. We think it is going to be accretive at the end of the day to our net asset value. But in short term it can't be accretive to earnings or cash flow. Yes?

Unknown:	(inaudible) possible future acquisitions (inaudible) in Canada or are you looking.

Ken:

Not all, but it would be in stable jurisdictions and would be mainly set in the Americas. North and South America. We've been very consistent also and there are a lot of the America's that wouldn't qualify as stable.

Moderator:	If you've got further questions for Ken, please find him later to it. Thanks so much Ken.

Ken:	Thank you very much.

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Important Notice

Northgate has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which includes Northgate's offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Northgate with the SEC at the SEC's website at www.sec.gov. These documents may also be obtained for free on Northgate's website or by directing a request to Northgate's media or investor relations department.